EXHIBIT 12.1

THE MILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGE AND PREFERRED STOCK DIVIDENDS

(In thousands, except ratio data)

	Six Months Ended June 30, 2004	Year Ended December 31,
		2003	2002	2001	2000	1999
Income before minority interest and discontinued operations	$73,130	$155,810	$89,965	$34,307	$57,753	$45,841
Add:
Loss on extinguishment debt	—	550	1,260	16,624	3,147	2,762
Distributed income of unconsolidated joint ventures	49,502	64,575	42,224	28,134	44,003	23,683
Fixed charges excluding capitalized interest and preferred dividends and distribution	41,897	76,636	48,156	53,731	55,710	49,498
Amortization of capitalized interest	1,305	2,202	1,941	1,661	2,865	821
Deduct:
Equity in earnings of unconsolidated joint ventures	(11,467)	(27,735)	(30,509)	(12,398)	(16,224)	(12,287)
	$154,367	$272,038	$153,037	$122,059	$147,254	$110,318
Fixed Charges:
Interest expense including amortization of debt costs	$41,897	$76,636	$48,156	$53,731	$55,710	$49,498
Loss on extinguishment of debt	—	550	1,260	16,624	3,147	2,762
Series D preferred unit distributions	438	671	—	—	—	—
Capitalized interest	23,724	51,169	40,739	25,670	21,058	13,065
Combined fixed charges	66,059	129,026	90,155	96,025	79,915	65,325
Preferred stock dividends *	18,122	27,798	2,555	—	—	—
Fixed charges and preferred dividends	$84,181	$156,824	$92,710	$96,025	$79,915	$65,325
Ratio of earnings to combined fixed charges	2.3	2.1	1.7	1.3	1.8	1.7
Ratio of earnings to combined fixed charges and preferred dividends	1.8	1.7	1.7	1.3	1.8	1.7

*                                         Excludes dividends on Series A Cumulative Convertible Preferred Stock which were included in interest expense until their conversion into common stock in 2003.